

July 25, 2012

<u>Via E-Mail</u>
Mr. Lynn A. Peterson
Kodiak Oil and Gas Corp.
President and Chief Executive Officer
1625 Broadway, Suite 250
Denver, CO 80202

> **Re:** **Kodiak Oil and Gas Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-32920**

Dear Mr. Peterson:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Note 2—Basis of Presentation and Significant Accounting Policies, page 77</u>

<u>Wells in Progress, page 80</u>

1.   We note your disclosure stating that amounts capitalized for wells in progress are "withheld from the depletion calculation and the ceiling test" until the wells are completed and production commences. The policy you describe is contrary to Rule 4-10(c)(4) of Regulation S-X, as it pertains to application of the ceiling test. It is also not consistent with the ceiling test you describe under the heading for Impairment of Proved Oil and Gas Properties on page 80. Please revise your accounting and disclosure as necessary to comply with this guidance. The caption for your ceiling test policy disclosure should be revised to clarify that the policy also applies to costs of unproved

properties. As for the depletion calculation, we would like to understand the extent to which these amounts relate to either proved or unproved properties, and if any portion relates to proved properties you should describe the related major development projects so that we may understand how your policy is consistent with Rule 4-10(c)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief